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GAMCO Investors, Inc.

March 2, 2009

Mr. Denis McGlynn
President and Chief Executive Officer
Dover Motorsports, Incorporated
1131 N. DuPont Highway
Dover, DE 19901

Dear Denis:

We understand that there is a shareholder proposal to eliminate the poison pill.

GAMCO intends to send a representative to vote its shares in favor of this proposal as well as to ask management questions about its business strategy and allocation of resources.

Sincerely,

Christopher J. Marangi

CJM:dm